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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2007 PROCESSING WASH.

SEC FILE NUMBER
8- 66618

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARMON & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 7TH AVENUE, 34TH FL
(No. and Street)

NEW YORK (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES HARMON 212-994-9805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TANTON AND COMPANY LLP
(Name – *if individual, state last, first, middle name*)

37 WEST 57TH ST., 5TH FL (Address) NEW YORK, (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 11 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/3

OATH OR AFFIRMATION

I, James Harmon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARMON & CO., LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELANEA COLONNA
Notary Public, State of New York
No. 01CO6014729
Qualified in Nassau County
Commission Expires October 19, 20 10

[signature]
Signature

Chairman CEO
Title

Melanea Colonna 2/28/07
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of ~~Income (Loss)~~ OPERATIONS
- ☑ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOW
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARMON & CO., LLC

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

TANTON AND COMPANY, LLP

HARMON & CO., LLC

REPORT PURSUANT TO RULE 17a-5(d)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

HARMON & CO., LLC

TABLE OF CONTENTS


TANTON
AND
COMPANY, LLP
Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Sole Member of Harmon & Co., LLC

We have audited the accompanying statement of financial condition of Harmon & Co., LLC (a single member LLC) as of December 31, 2006 and 2005, and the related statements of operations, changes in member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Harmon & Co., LLC. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the

37 West 57th Street • 5th Floor • New York, N.Y. 10019, Tel: (212) 583-1100, Fax: (212) 583-1107

basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Tanton and Company, LLP

Certified Public Accountants

New York, New York
February 27, 2007

HARMON & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash and cash equivalents	$ 824,629	$ 192,533
Prepaid expenses	-	46,410
Accounts receivable	418,050	516,137
Due from Caravel Partners	443,961	-
Other deposit	50,000	-
Loans receivable	2,005,000	2,005,000
TOTAL CURRENT ASSETS	3,741,640	2,760,080
PROPERTY AND EQUIPMENT, NET	60,788	115,317
OTHER ASSETS		
Restricted cash	245,000	245,000
Accounts receivable, due after 1 year	-	400,000
Investment in Imara Capital Partners	133,333	200,000
Investment in Imara Capital Partners - managed investments	203,294	203,294
Capitalized costs of broker dealer license, net of $13,434 and $8,956 of amortization	53,737	58,214
TOTAL OTHER ASSETS	635,364	1,106,508
TOTAL ASSETS	$ 4,437,792	$ 3,981,905

LIABILITIES AND MEMBER'S EQUITY

	2006	2005
LIABILITIES		
Accounts payable and accrued expenses	$ 39,401	$ 23,572
TOTAL LIABILITIES	39,401	23,572
COMMITMENTS AND CONTINGENCIES	-	-
MEMBER'S EQUITY		
Member capital	$ 2,866,286	$ 2,666,286
Retained earnings	1,532,105	1,292,047
TOTAL MEMBER'S EQUITY	4,398,391	3,958,333
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 4,437,792	$ 3,981,905

The accompanying notes are an integral part of these financial statements

HARMON & CO., LLC

STATEMENT OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Advisory fee revenue	$ 1,361,956	$ 2,282,816
Unrealized gain in investment in Imara	-	103,294
Reimbursed expenses	84,571	74,245
Interest income	29,177	19,730
	1,475,704	2,480,085
REALIZED (LOSS) ON IMARA INVESTMENT	(12,443)	-
EXPENSES		
Employee leasing expenses	409,569	643,758
Rent expense	268,315	367,939
Travel expenses	234,154	216,944
Professional fees and outside consultants	144,993	45,070
Depreciation & amortization	59,006	58,872
Office expenses	24,062	19,811
Utilities	18,406	11,401
Office repairs & maintenance	14,723	-
Insurance	11,162	10,310
Taxes & licenses	10,932	8,986
Equipment rental	9,171	-
Office supplies	8,541	-
Web site design and maintenance	6,032	-
Postage	3,105	-
Miscellaneous expenses	1,032	7,467
	1,223,203	1,390,558
NET INCOME	$ 240,058	$ 1,089,527

The accompanying notes are an integral part of these financial statements

HARMON & CO., LLC

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 240,058	$ 1,089,527
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense	59,006	58,872
Changes in operating assets and liabilities		
Prepaid expenses	46,410	(10,760)
Accounts receivable	498,087	(815,414)
Due from Caravel Partners	(443,961)	-
Accounts payable and accrued expenses	15,825	(77,966)
Deferred revenue	-	(515,410)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	415,425	(271,151)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of investment in Prince Street Fund	-	82,897
Proceeds from conversion of investment in Imara	54,228	-
Purchase of additional investment in Imara Capital Fund	-	(50,000)
Deposit on purchase of partial interest in an airplane	(50,000)	-
Realized (gain) loss on investment in Imara	12,443	(103,294)
Realized loss on conversion of Imara Debentures	-	-
Purchase of property and equipment	-	(1,216)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	16,671	(71,613)
CASH FLOWS FROM FINANCING ACTIVITIES :		
Proceeds from capital contribution	200,000	300,054
Increase in loan receivable from Harmon Investments	-	(5,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	200,000	295,054
NET INCREASE (DECREASE)	632,096	(47,710)
CASH AND CASH EQUIVALENTS, Beginning	192,533	240,243
CASH AND CASH EQUIVALENTS, Ending	$ 824,629	$ 192,533

The accompanying notes are an integral part of these financial statements

HARMON & CO., LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Member Capital	Retained Earnings	Total
Balance at January 1, 2005	$ 2,366,232	$ 202,520	$ 2,568,752
Capital contributions	300,054		300,054
Net income	-	1,089,527	1,089,527
Balance at December 31, 2005	2,666,286	1,292,047	3,958,333
Capital contributions	200,000		200,000
Net income	-	240,058	240,058
Balance at December 31, 2006	$ 2,866,286	$ 1,532,105	$ 4,398,391

The accompanying notes are an integral part of these financial statements

HARMON & CO., LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Organization and Summary of Significant Accounting Policies

Organization

Harmon & Co., LLC (a single member LLC, the "Company") was organized under the laws of New York in June of 2001. The Company was formerly known as J.A. Harmon Associates, LLC but changed the name to Harmon & Co., LLC in January of 2002. The Company mainly performs advisory services for boards and committee's of various corporations. Commencing in year 2005, the Company became a registered broker-dealer. To date the company has not performed any broker dealer transactions. The company primarily acts as a corporate and investment advisor. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Security Dealers, Inc. ("NASD") and is a member of Securities Investors Protection Corporation ("SIPC").

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid instruments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Imara Capital Partners 7.5% Convertible Bonds / Stock

In October of 2004, the Company purchased $200,000 7.5 % Convertible Bonds of Imara Capital Partners, an investment manager specializing in investing the emerging market economy of Zimbabwe. Each Bond is convertible to 6 shares of Imara Capital Partners stock. The bonds pay semi-annual interest. In 2006 the two thirds of the bonds were converted to Imara Capital Partners stock and the remainder was sold resulting in a realized loss of $12,443. Due to volatile market conditions in this the region of Africa where Imara is traded, although the stock is presently valued at $260,641, the investment is being carried at cost due to the uncertainty of the market.

Imara Capital Partners – managed investments

In November of 2004 and January of 2005, the Company invested $50,000 for a total investment of $100,000 in an investment pool managed by Imara Capital Partners. Imara invests in equity securities, and real estate in the country of Zimbabwe. This pool of investment's fair market value was $203,294 as of December 31, 2005. As of December 31, 2006 the investment's fair market value was $237,000. The investment is being carried at the December 31, 2005 value.

Capitalized costs of broker dealer license

During fiscal year 2004 the Company incurred $67,170 in legal fees to obtain a broker dealer license. These fees were capitalized and amortized over a 15 year life. To date the Company has amortized $13,434 and $8,956 respectively.

NOTES TO FINANCIAL STATEMENTS

Employee leasing expense

As of January 1, 2004, the Company entered into an Agreement with Ambrose Employer Group to pay all of the company's employees through an employee leasing arrangement. All salaries are paid for by Ambrose and reimbursed by the Company. During the years ended December 31, 2006 and 2005 gross payments to Ambrose were $785,951 and $750,570 respectively. Employee leasing expenses are presented net of cost reimbursements received from related parties of $379,848 from Caravel Management for the year ended December 31, 2006, and $6,250 from The Harmon Foundation and $100,000 from Caravel Management for the year ended December 31, 2005 respectively.

Rent Expense

The Company has entered into several sub-tenant agreements. Rent is presented net of sub-tenant rental income.

NOTE 2 - Income Taxes

The Company was formed as a single member LLC which has no tax consequences for the company. All tax consequences flow through to the member.

NOTE 3 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital, as defined, and that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At December 31, 2006 and 2005, the Company had net capital of $314,084 and $168,961 respectively which exceeds its minimum requirement by $309,084 and $163,961 for the years ended December 31, 2006 and 2005, respectively.

NOTE 4 - Related Party Transactions

Loans receivable

The Company loaned $2,005,000 to Harmon Investments, LLC, an affiliated company owned 100% by the sole member of the Company. The receivable is non interest bearing and the loan is due on December 31, 2007.

Caravel Management

The Company shares the office with Caravel Management an investment company owned by the sole member of Harmon & Co. For the years ended December 31, 2006 and 2005, Caravel Management owed the company $443,961 and $129,551 respectively under an expense sharing agreement.

Letter of credit obligation under office lease

On January 8, 2002, the company entered into an office lease requiring a $245,000 letter of credit as a security deposit. The sole member deposited $245,000 in an account in the sole member's name and the Bank issued a letter to the lessor on the Company's behalf.

Rent Expense

On October 31, 2005, the Company entered into a sub-lease with JER Partners with a monthly rent of $9,000 per month. The president of JER Partners is the daughter of the sole member. The contract was amended on May 24, 2006 for increased space for a monthly rent of $22,000 per month.

Salary expense

During the year ended December 31, 2006 and 2005 the company charged entities for services that were performed by Harmon & Co. employees. For the years ended December 31, 2006 and 2005, $379,847 and $100,000 in salaries were charged to Caravel Management for investment advisory services performed by Harmon & Co. employees.

NOTE 5- Property, Plant, and Equipment

Property and equipment, including amounts acquired under capital leases, consists of the following at December 31, 2006 and 2005:

	2006	2005
Office Equipment	$ 32,423	$ 32,423
Computer Software	1,448	1,448
Furniture and Fixtures	198,073	198,073
Leasehold Improvements	92,090	92,090
Artwork	11,672	11,672
	335,706	335,706
Less: accumulated depreciation	(274,918)	(220,389)
Property and equipment, net	$ 60,788	$ 115,317

NOTE 6 - Concentrations of Credit Risks

Financial instruments, which potentially expose the Company to concentration of credit risk, consist primarily of cash and cash equivalents. The Company maintains its cash balances in

accounts, which may at times exceed federally insured limits. The Company limits its credit risk by selecting financial institutions considered to be highly creditworthy.

The Company is engaged in various investment and investment advisory activities in which counterparties primarily include banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 - Commitments and Contingencies

Operating Lease

The Company leases office space under an operating lease 888 7th Avenue LLC, which expires on January 31, 2012. The Company entered into 2 sub-lease agreements. The contracts are for one year and renew automatically for 1 year each year on the anniversary. The sub-lease terms run concurrent with the Company lease although either party can terminate with 30 days notice.

	Gross Rent	Sub Lease Income	Net Rent
2007	546,438	264,000	282,438
2008	555,244	264,000	291,244
2009	561,981	264,000	297,981
2010	568,758	264,000	304,758
2011	575,643	264,000	311,643
2012	48,018	22,000	26,018
Future rent	$ 2,856,082	$ 1,342,000	$ 1,514,082

NOTE 8 – Subsequent Event

On December 12, 2006, the Company paid a deposit of $50,000 related to the purchase of a 6.25% interest in a Citation Sovereign aircraft for $1,018,750. The purchase was not finalized as of February 27, 2007. The purchase of this aircraft is to be funded by a combination of a member capital contribution and the repayment of a portion of the $2,005,000 loan receivable the Company has with Harmon Investments an affiliated company owned by the sole member. Annual maintenance is expected to be $125,000 per year for the aircraft.

SUPPLEMENTARY INFORMATION

HARMON & CO., LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
NET CAPITAL		
Total member's equity	$ 4,398,391	$ 3,958,333
Less: Non allowable assets	(4,084,307)	(3,789,372)
NET CAPITAL	314,084	168,961
Minimum net capital required	5,000	5,000
EXCESS NET CAPITAL	$ 309,084	$ 163,961
EXCESS NET CAPITAL AT 1,000 PERCENT	$ 309,084	$ 163,961
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$ 39,401	$ 23,572
COMPUTATION OF MINIMUM NET CAPITAL REQUIRED		
Total aggregate indebtedness	$ 39,401	$ 23,572
Rate	6.4%	6.4%
	$ 2,522	$ 1,509
Minimum dollar net capital requirement	$ 5,000	$ 5,000
MINIMUM NET CAPITAL REQUIRED	$ 5,000	$ 5,000
Percentage of aggregate indebtedness to net capital	12.5%	14.0%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing

See independent auditors' report

HARMON & CO., LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

AS OF DECEMBER 31, 2006 AND 2005

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

See independent auditors' report

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL


TANTON
AND
COMPANY, LLP
Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Sole Member of
Harmon & Co., LLC

In planning and performing our audit of the financial statements and supplemental schedules of Harmon & Co., LLC (the "Company"), for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

37 West 57th Street • 5th Floor • New York, N.Y. 10019, Tel: (212) 583-1100, Fax: (212) 583-1107

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Harmon & Co., LLC to achieve all the divisions and duties and crosschecks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tanton and Company LLP

Certified Public Accountants

New York, New York,
February 27, 2007

END